April 19, 2013

VIA EDGAR

Linda Cvrkel
Jean Yu
Securities and Exchange Commission
100 Fifth Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re: The Andersons, Inc.
Form 10-K for the year ended December 31, 2012
Filed March 1, 2013
File No. 000-20557

Dear Ms. Cvrkel:

This letter is provided in response to the written comments received from the Staff of the Division of Corporate Finance on April 4, 2013 with regard to the Form 10-K for the fiscal year ended December 31, 2012.

In connection with our Form 10-K for the fiscal year ended December 31, 2012, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notes to the Consolidated Financial Statements

Note 4. Derivatives, page 54

SEC COMMENT:

1. We note from your response to our prior comment number one that you intend to present a new table representing the gross commodity derivative assets and gross commodity derivative liabilities at the end of each period presented in the financial statements. It is still unclear why the amounts in the new table do not agree to the amounts previously disclosed in the table at the top of page 56 which sets forth the fair value of commodity derivatives as of December 31, 2012 on a gross basis by contract type. Please provide us with a reconciliation of these amounts.

REGISTRANT RESPONSE:

The following tables have been revised to include the adjustments to contract fair value as a result of counterparty credit risk and to correct the classification of certain exchange traded contracts between commodity derivative assets and liabilities. We do not believe that these revisions were material.

	Total Assets	Total Liabilities	Net Position
(in thousands)
Purchase contracts	$44,282	$(41,441)	$2,841
Sales contracts	100,259	(18,728)	81,531
	144,541	(60,169)	84,372
Cash collateral			(13,772)
			70,600

The following table presents a reconciliation between the table presented above on a gross basis and the consolidated balance sheet which presents current and noncurrent commodity derivative assets and liabilities net by counterparty:

	December 31, 2012
(in thousands)	Commodity Derivative Assets - Current	Commodity Derivative Assets - Noncurrent	Commodity Derivative Liabilities - Current	Commodity Derivative Liabilities - Noncurrent	Total
Commodity derivative assets	$137,119	$2,059	$5,233	$130	$144,541
Commodity derivative liabilities	(20,242)	(153)	(38,510)	(1,264)	(60,169)
Cash collateral	(13,772)	—	—	—	(13,772)
Balance sheet line item totals	$103,105	$1,906	$(33,277)	$(1,134)	$70,600

As noted in our previous response, we will present this new table for each period presented in the financial statements, beginning with our Form 10-Q for the quarter ended March 31, 2013. This table will replace the tables presented on pages 55 and 56 of our Form 10-K as we believe that it addresses all disclosure requirements in ASC 815-10-50-4B. Additionally, we have redesigned our internal derivative reports to support accurate and complete disclosures of gross commodity derivative assets and liabilities in future filings.

We welcome the opportunity to discuss any questions with respect to our responses to the Staff's comments. Please direct your questions to Naran Burchinow, Vice President, General Counsel and Secretary at (419) 891-6403 or Naran_Burchinow@andersonsinc.com or John Granato, Chief Financial Officer at (419) 897-6764 or John_Granato@andersonsinc.com.

Very truly yours,

/s/ John Granato

John Granato
Chief Financial Officer